Exhibit 1

Stock Listing Information Bolsa de Valores de Colombia S.A. (Colombian Stock Exchange) Ticker: CLH Investor Relations Pablo Gutierrez +57 (1) 603-9051 E-mail: pabloantonio.gutierrez@cemex.com

FORWARD LOOKING INFORMATION

This report contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projections about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH’s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries (together, the “CLH Group”), include, but are not limited to, the cyclical activity of the construction sector; the CLH Group’s exposure to other sectors that impact the CLH Group’s business, such as, but not limited to, the energy sector; competition in the markets in which the CLH Group offers its products and services; availability of raw materials and related fluctuating prices; general political, social, economic, health and business conditions in the markets in which the CLH Group operates or that affect its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the CLH Group’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CLH, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the CLH Group’s and CEMEX’s ability to refinance their existing indebtedness; availability of short-term credit lines, which can assist the CLH Group in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on the CLH Group’s and CEMEX’s cost of capital; loss of reputation of the CLH Group’s brands; the CLH Group’s and CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from the CLH Group’s cost-reduction initiatives and implement the CLH Group’s pricing initiatives for the CLH Group’s products; the increasing reliance on information technology infrastructure for the CLH Group’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for the CLH Group’s products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the CLH Group’s products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read this document and carefully consider the risks, uncertainties and other factors that affect the CLH Group’s business. The information contained in this report is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to the CLH Group’s prices for the CLH Group’s products.

CEMEX Latam Holdings, S.A. and subsidiaries Copyright.

2021 Second Quarter Results	Page 2

OPERATING AND FINANCIAL HIGHLIGHTS

	January - June				Second Quarter
	2021	2020	% var	l-t-l % var	2021	2020	%var	l-t-l % var
Consolidated cement volume	3,086	2,444	26%		1,568	1,019	54%
Consolidated domestic gray cement volume	2,743	2,261	21%		1,380	974	42%
Consolidated ready-mix volume	850	715	19%		398	235	69%
Consolidated aggregates volume	1,854	1,496	24%		832	494	68%
Net sales	456	362	26%	26%	228	148	54%	54%
Gross profit	181	141	28%	29%	92	54	69%	70%
as % of net sales	39.7%	39.0%	0.7pp		40.4%	36.6%	3.8pp
Operating earnings (loss) before other expenses, net	65	37	75%	78%	35	11	>100%	>100%
as % of net sales	14.3%	10.3%	4.0pp		15.3%	7.3%	8.0pp
Controlling interest net income (loss)	20	-20	N/A		16	11	49%
Operating EBITDA	104	75	38%	40%	53	29	81%	83%
as % of net sales	22.8%	20.7%	2.1pp		23.3%	19.7%	3.6pp
Free cash flow after maintenance capital expenditures	41	28	46%		14	25	(45%)
Free cashflow	38	27	39%		12	25	(52%)
Net debt	613	707	(13%)		613	707	(13%)
Total debt	630	785	(20%)		630	785	(20%)
Earnings (loss) of continued operations per share	0.04	(0.04)	N/A		0.03	0.02	49%
Shares outstanding at end of period	559	558	0%		559	558	0%
Employees	3,986	4,156	(4%)		3,986	4,156	(4%)

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of US dollars, except volumes, percentages, employees, and per-share amounts.

Shares outstanding are presented in millions.

Consolidated net sales during the second quarter of 2021 increased by 54% on a like-to-like basis adjusting for foreign exchange fluctuations, compared with those of the second quarter of 2020. Higher cement volumes in all countries, as well as higher prices in Costa Rica and the Rest of CLH region, were the main drivers of the improvement. During the same period of last year, sales were impacted by COVID-19 restrictions in most of our markets.

Cost of sales as a percentage of net sales decreased by 3.7pp during the quarter, from 63.4% in 2Q20 to 59.6% in 2Q21.

Operating expenses as a percentage of net sales declined by 4.2pp during the quarter, from 29.3% in 2Q20 to 25.1% in 2Q21.

Operating EBITDA during the second quarter of 2021 increased by 83% on a like-to-like basis, compared with that of the second quarter of 2020. The growth was due to higher contributions from all our countries.

Operating EBITDA margin during the second quarter of 2021 increased by 3.6pp compared with that of the second quarter of 2020. The margin expansion was mainly driven by higher volumes and lower SG&A, despite higher maintenance expenses and expenses related to the social protests in Colombia.

Controlling interest net income during the second quarter was US$16 million, compared with US$11 million during the same quarter of 2020. The improvement was mainly driven by higher Operating earnings.

Net debt declined US$6 million from March to June, reaching US$613 million at the end of the quarter.

2021 Second Quarter Results	Page 3

OPERATING RESULTS

Colombia

	January - June				Second Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	212	169	26%	24%	102	67	52%	49%
Operating EBITDA	42	28	47%	45%	20	12	68%	64%
Operating EBITDA margin	19.6%	16.7%	2.9pp		19.3%	17.4%	1.9pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates
	January-June	Second Quarter	January-June	Second Quarter	January - June	Second Quarter
Volume	21%	44%	24%	66%	32%	82%
Price (USD)	2%	1%	(0%)	2%	(5%)	(2%)
Price (local currency)	2%	0%	0%	1%	(4%)	(2%)

Year-over-year percentage variation.

In Colombia, the growth momentum observed in industry cement volumes year-to-date April was interrupted by the social protests, mainly during May. We estimate industry activity returned to first quarter levels in June, as the road blockades and protests gradually eased. The housing and infrastructure sectors continued driving demand in the country.

We believe the outlook for cement volumes remains favorable, supported by the resilience of the self-construction sector, record home sales, the execution of the existing 4G highway projects, as well as the rollout of new infrastructure programs.

Panama

	January-June				Second Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	59	41	44%	44%	30	7	>100%	>100%
Operating EBITDA	18	7	>100%	>100%	10	-3	N/A	N/A
Operating EBITDA margin	30.8%	16.8%	14.0pp		32.2%	N/A	N/A

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates
	January-June	Second Quarter	January-June	Second Quarter	January-June	Second Quarter
Volume	50%	414%	10%	5409%	12%	1141%
Price (USD)	(4%)	(5%)	(7%)	(29%)	(16%)	(15%)
Price (local currency)	(4%)	(5%)	(7%)	(29%)	(16%)	(15%)

Year-over-year percentage variation.

In Panama, our cement, ready-mix and aggregates volumes showed strong growth during the quarter due to an easy base of comparison in the same period of 2020, which was impacted by COVID-19 restrictions. However, industry cement volumes during the quarter remained weak, below those of 2019.

During the quarter, we continued selling domestic clinker and exporting cement and clinker, improving our capacity utilization in the country and balancing shortages in nearby markets. Please note that domestic clinker sales and exports are not included in the table above which refers to volume and price variations of “Domestic gray cement”.

2021 Second Quarter Results	Page 4

OPERATING RESULTS

Costa Rica

	January-June				Second Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	55	46	21%	30%	27	20	31%	41%
Operating EBITDA	19	14	32%	41%	10	7	46%	57%
Operating EBITDA margin	34.3%	31.4%	2.9pp		35.8%	32.1%	3.7pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates
	January-June	Second Quarter	January-June	Second Quarter	January-June	Second Quarter
Volume	11%	16%	(21%)	(17%)	(8%)	(53%)
Price (USD)	(3%)	(3%)	(4%)	(5%)	(23%)	44%
Price (local currency)	3%	4%	3%	3%	(17%)	55%

Year-over-year percentage variation.

In Costa Rica, our cement volumes during the second quarter increased by 16% on a year-over-year basis. The positive volume trend in the industry continued during the quarter, mainly driven by the infrastructure and housing sectors. Our quarterly cement prices improved by 4% year-over-year and by 2% sequentially, in local currency terms.

During the quarter, we continued selling domestic clinker and exporting cement, improving our capacity utilization in Costa Rica and balancing shortages in nearby markets. Please note that domestic clinker sales and exports are not included in the table above which refers to volume and price variations of “Domestic gray cement”.

Rest of CLH

	January-June				Second Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	142	114	25%	27%	75	56	33%	34%
Operating EBITDA	46	37	22%	24%	25	20	23%	24%
Operating EBITDA margin	32.2%	33.0%	(0.8pp )		32.8%	35.5%	(2.7pp )

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates
	January-June	Second Quarter	January-June	Second Quarter	January-June	Second Quarter
Volume	20%	25%	21%	40%	2%	(12%)
Price (USD)	1%	2%	29%	24%	56%	35%
Price (local currency)	3%	3%	31%	26%	60%	39%

Year-over-year percentage variation.

In the Rest of CLH region, our cement volumes during the quarter improved by 25% year-over-year and 9% sequentially, reaching record levels. Cement volumes during the quarter increased year-over-year in Nicaragua, Guatemala, and El Salvador. Increased remittances supported cement consumption across the region.

In Guatemala, our cement volumes were driven mainly by strong activity in the self-construction sector—segment where we have a higher relative presence—and by a gradual recovery in the formal sector. Our cement prices improved by 2% year- over-year and 1% sequentially, in local-currency terms.

In Nicaragua, our cement volumes were driven mainly by the self-construction sector and by government-sponsored projects. Going forward, socio-political risk in the country could increase due to the presidential elections scheduled for this November.

2021 Second Quarter Results	Page 5

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

Operating EBITDA and free cash flow

	January - June			Seecond Quarter
	2021	2020	% var	2021	2020	%var
Operating earnings before other expenses, net	65	37	75%	35	11	220%
+ Depreciation and operating amortization	38	38		18	18

Operating EBITDA	104	75	38%	53	29	81%
- Net financial expense	21	26		10	13
- Capital expenditures for maintenance	9	4		5	2
- Change in working Capital	10	19		13	(2)
- Taxes paid	19	(4)		9	(11)
- Other cash items (Net)	3	2		2	1

Free cash flow after maintenance capital exp	41	28	46%	14	25	(45%)
- Strategic Capital expenditures	3	1		2	0

Free cash flow	38	27	39%	12	25	(52%)

In millions of US dollars, except percentages.

Our free cash flow reached US$38 million year-to-date June, 39% higher on a year-over-year basis. The improvement was mainly driven by higher EBITDA, as well as lower financial expense and working capital investment. Our financial expense declined by US$5.2 million year-to-date June on a year-over-year basis.

During 2Q20, the taxes-paid line benefited from tax refunds in Colombia for US$16 million.

Information on Debt

	Second Quarter			First Quarter
	2021	2020	% var	2021
Total debt [1,2]	630	785		637
Short term	1%	6%		1%
Longterm	99%	94%		99%

Cash and cash equivalents	18	78	(77%)	18

Net debt	613	707	(13%)	619

Net debt / LTM[3] EBITDA	3.0x	4.lx		3.4x

	Second Quarter
	2021	2020
Currency denomination
U.S. dollar	86%	96%
Colombian peso	14%	4%

Interest rate
Fixed	79%	61%
Variable	21%	39%

In millions of US dollars, except percentages.

[1]	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
[2]	Represents the consolidated balances of CLH and subsidiaries.
[3]	Refers to “Last Twelve Months”

Reduced Net Debt by US$94 million from June 2020 to June 2021. Net-debt-to-EBITDA ratio improved to 3.0x in June 2021, from 4.1x in June 2020, due to higher EBITDA and lower debt.

2021 Second Quarter Results	Page 6

GUIDANCE 2021

Guidance Full Year 20211

Year 2021 vs. 2020
	Colombia	Panamá	Costa Rica	CLH
Cement volume	9% - 11%	34% - 36%	7% - 9%	10% - 12%
Ready-mix volume	14% - 16%	40% - 42%	(6%) - (4%)	14% - 16%

Year 2021
Total CAPEX	$85
Maintenance	$45
Strategic	$40
Cash taxes	$55

In millions of US dollars, except percentages.

We are guiding to a Strategic CAPEX of US$40 million for 2021. US$28 million is related to the development of our overall Maceo cement plant project in Colombia.

[1]	Reflects current expectations

2021 Second Quarter Results	Page 7

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in thousands of U.S. Dollars, except per share amounts

INCOME STATEMENT	January-June				Second Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	455,831	362,353	26%	26%	227,820	148,128	54%	54%
Cost of sales	(274,925)	(221,013)	(24%)		(135,823)	(93,847)	(45%)

Gross profit	180,906	141,340	28%	29%	91,997	54,281	69%	70%
Operating expenses	(115,535)	(103,946)	(11%)		(57,185)	(43,418)	(32%)

Operating earnings (loss) before other expenses, net	65,371	37,394	75%	78%	34,812	10,863	220%	>100%
Other expenses, net	(3,058)	(4,745)	36%		(2,113)	(3,034)	30%

Operating earnings (loss)	62,313	32,649	91%		32,699	7,829	318%
Financial expenses	(21,253)	(26,474)	20%		(10,396)	(13,194)	21%
Other income (expenses), net	(5,905)	(21,558)	73%		1,554	17,160	(91%)

Net income (loss) before income taxes	35,155	(15,383)	N/A		23,857	11,795	102%
Income tax	(15,418)	(4,493)	(243%)		(7,961)	(1,184)	(572%)

Consolidated net income (loss)	19,737	(19,876)	N/A		15,896	10,611	50%
Non-controlling interest net income	(49)	86	N/A		(30)	17	N/A

Controlling Interest Net Income (loss)	19,688	(19,790)	N/A		15,866	10,628	49%

Operating EBITDA	103,715	75,054	38%	40%	53,007	29,252	81%	83%
Earnings (loss) of continued operations per share	0.04	(0.04)	N/A		0.03	0.02	49%

		as of June 30
BALANCE SHEET	2021	2020	% var
Total Assets	2,574,302	2,861,981	(10%)
Cash and Temporary Investments	17,792	78,360	(77%)
Trade Accounts Receivables	54,951	61,748	(11%)
Other Receivables	51,615	56,850	(9%)
Inventories	73,621	74,793	(2%)
Other Current Assets	21,457	24,510	(12%)
Current Assets	219,436	296,261	(26%)
Fixed Assets	973,304	1,024,614	(5%)
Other Assets	1,381,562	1,541,106	(10%)

Total Liabilities	1,233,649	1,390,363	(11%)
Current Liabilities	229,959	254,823	(10%)
Long-Term Liabilities	949,721	1,071,086	(11%)
Other Liabilities	53,969	64,454	(16%)

Consolidated Stockholders’ Equity	1,340,653	1,471,618	(9%)
Non-controlling Interest	5,868	4,924	19%
Stockholders’ Equity Attributable to Controlling Interest	1,334,785	1,466,694	(9%)

2021 Second Quarter Results	Page 8

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in millions of Colombian Pesos in nominal terms, except per share amounts

INCOME STATEMENT	January-June			Second Quarter
	2021	2020	% var	2021	2020	%var
Net sales	1,679,404	1,357,444	24%	849,378	565,900	50%
Cost of sales	(1,012,899)	(827,958)	(22%)	(506,389)	(358,527)	(41%)

Gross profit	666,505	529,486	26%	342,989	207,373	65%
Operating expenses	(425,661)	(389,400)	(9%)	(213,198)	(165,874)	(29%)

Operating earnings (loss) before other expenses, net	240,844	140,086	72%	129,791	41,499	213%
Other expenses, net	(11,266)	(17,775)	37%	(7,881)	(11,590)	32%

Operating earnings (loss)	229,578	122,311	88%	121,910	29,909	308%
Financial expenses	(78,302)	(99,177)	21%	(38,760)	(50,405)	23%
Other income (expenses), net	(21,757)	(80,761)	73%	5,794	65,557	(91%)

Net income (loss) before income taxes	129,519	(57,627)	N/A	88,944	45,061	97%
Income tax	(56,803)	(16,831)	(238%)	(29,680)	(4,523)	(556%)

Consolidated net income (loss)	72,716	(74,458)	N/A	59,264	40,538	46%
Non-controlling interest net income	(182)	321	N/A	(112)	66	N/A

Controlling Interest Net Income (loss)	72,534	(74,137)	N/A	59,152	40,604	46%

Operating EBITDA	382,115	281,165	36%	197,626	111,751	77%
Earnings (loss) of continued operations per share	130	(134)	N/A	106	73	46%

BALANCE SHEET	as of June 30
	2021	2020	% var
Total Assets	9,670,804	10,757,927	(10%)
Cash and Temporary Investments	66,837	294,547	(77%)
Trade Accounts Receivables	206,434	232,107	(11%)
Other Receivables	193,903	213,694	(9%)
Inventories	276,570	281,139	(2%)
Other Current Assets	80,608	92,132	(13%)
Current Assets	824,352	1,113,619	(26%)
Fixed Assets	3,656,381	3,851,433	(5%)
Other Assets	5,190,071	5,792,875	(10%)

Total Liabilities	4,634,412	5,226,248	(11%)
Current Liabilities	863,878	957,858	(10%)
Long-Term Liabilities	3,567,788	4,026,117	(11%)
Other Liabilities	202,746	242,273	(16%)

Consolidated Stockholders’ Equity	5,036,392	5,531,679	(9%)
Non-controlling Interest	22,044	18,506	19%
Stockholders’ Equity Attributable to Controlling Interest	5,014,348	5,513,173	(9%)

2021 Second Quarter Results	Page 9

OPERATING RESULTS

Operating Summary per Country

in thousands of U.S. dollars

Operating EBITDA margin as a percentage of net sales

	January – June				Second Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var

NET SALES
Colombia	211,869	168,640	26%	24%	101,917	66,905	52%	49%
Panama	59,415	41,184	44%	44%	30,399	6,668	>100%	>100%
Costa Rica	55,295	45,672	21%	30%	26,648	20,322	31%	41%
Rest of CLH	142,125	113,614	25%	27%	74,796	56,355	33%	34%
Others and intercompany eliminations	(12,873)	(6,757)	(91%)	(91%)	(5,940)	(2,122)	(180%)	(180%)

TOTAL	455,831	362,353	26%	26%	227,820	148,128	54%	54%

GROSS PROFIT
Colombia	76,886	63,647	21%	19%	36,754	23,672	55%	51%
Panama	20,198	10,009	>100%	>100%	11,110	(3,487)	N/A	N/A
Costa Rica	26,842	22,379	20%	28%	13,481	10,218	32%	42%
Rest of CLH	58,464	46,919	25%	26%	31,460	24,782	27%	28%
Others and intercompany eliminations	(1,484)	(1,614)	8%	N/A	(808)	(904)	11%	11%

TOTAL	180,906	141,340	28%	29%	91,997	54,281	69%	70%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Colombia	28,337	16,270	74%	71%	13,215	6,100	>100%	>100%
Panama	9,559	(1,080)	N/A	N/A	5,777	(7,574)	N/A	N/A
Costa Rica	16,693	11,946	40%	49%	8,517	5,229	63%	75%
Rest of CLH	42,757	33,580	27%	29%	23,266	18,234	28%	29%
Others and intercompany eliminations	(31,975)	(23,322)	(37%)	(37%)	(15,963)	(11,126)	(43%)	(43%)

TOTAL	65,371	37,394	75%	78%	34,812	10,863	>100%	>100%

OPERATING EBITDA
Colombia	41,510	28,242	47%	45%	19,624	11,654	68%	64%
Panama	18,309	6,917	>100%	>100%	9,792	(3,429)	N/A	N/A
Costa Rica	18,973	14,361	32%	41%	9,536	6,516	46%	57%
Rest of CLH	45,756	37,448	22%	24%	24,567	20,002	23%	24%
Others and intercompany eliminations	(20,833)	(11,914)	(75%)	(75%)	(10,512)	(5,491)	(91%)	(91%)

TOTAL	103,715	75,054	38%	40%	53,007	29,252	81%	83%

OPERATING EBITDA MARGIN
Colombia	19.6%	16.7%	2.9pp		19.3%	17.4%	1.9pp
Panama	30.8%	16.8%	14.0pp		32.2%	N/A	N/A
Costa Rica	34.3%	31.4%	2.9pp		35.8%	32.1%	3.7pp
Rest of CLH	32.2%	33.0%	(0.8pp )		32.8%	35.5%	(2.7pp )

TOTAL	22.8%	20.7%	2.1pp		23.3%	19.7%	3.6pp

2021 Second Quarter Results	Page 10

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons

Ready mix in thousands of cubic meters

	January-June			Second Quarter
	2021	2020	% var	2021	2020	% var
Total cement volume[1]	3,086	2,444	26%	1,568	1,019	54%
Total domestic gray cement volume	2,743	2,261	21%	1,380	974	42%
Total ready-mix volume	850	715	19%	398	235	69%
Total aggregates volume	1,854	1,496	24%	832	494	68%

[1]	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January-June	Second Quarter	Second Quarter 2021
DOMESTIC GRAY CEMENT	2021 vs. 2020	2021 vs. 2020	vs. First Quarter 2021
Colombia	21%	44%	(1%)
Panama	50%	414%	(3%)
Costa Rica	11%	16%	(4%)
Rest of CLH	20%	25%	9%

READY-MIX
Colombia	24%	66%	(14%)
Panama	10%	5409%	3%
Costa Rica	(21%)	(17%)	(22%)
Rest of CLH	21%	40%	6%

AGGREGATES
Colombia	32%	82%	(17%)
Panama	12%	1141%	16%
Costa Rica	(8%)	(53%)	(57%)
Rest of CLH	2%	(12%)	(33%)

2021 Second Quarter Results	Page 11

OPERATING RESULTS

Price Summary

Variation in U.S. dollars

	January-June	Second Quarter	Second Quarter 2021
DOMESTIC GRAY CEMENT	2021 vs. 2020	2021 vs. 2020	vs. First Quarter 2021
Colombia	2%	1%	(4%)
Panama	(4%)	(5%)	(1%)
Costa Rica	(3%)	(3%)	2%
Rest of CLH	1%	2%	1%

READY-MIX
Colombia	(0%)	2%	(1%)
Panama	(7%)	(29%)	(5%)
Costa Rica	(4%)	(5%)	(3%)
Rest of CLH	29%	24%	(7%)

AGGREGATES
Colombia	(5%)	(2%)	4%
Panama	(16%)	(15%)	(2%)
Costa Rica	(23%)	44%	66%
Rest of CLH	56%	35%	(26%)

For Rest of CLH. volume-weighted average prices.

Variation in local currency

	January-June	Second Quarter	Second Quarter 2021
DOMESTIC GRAY CEMENT	2021 vs. 2020	2021 vs. 2020	vs. First Quarter 2021
Colombia	2%	0%	(2%)
Panama	(4%)	(5%)	(1%)
Costa Rica	3%	4%	2%
Rest of CLH	3%	3%	1%

READY-MIX
Colombia	0%	1%	1%
Panama	(7%)	(29%)	(5%)
Costa Rica	3%	3%	(2%)
Rest of CLH	31%	26%	(6%)

AGGREGATES
Colombia	(4%)	(2%)	6%
Panama	(16%)	(15%)	(2%)
Costa Rica	(17%)	55%	67%
Rest of CLH	60%	39%	(26%)

For Rest of CLH. volume-weighted average prices.

2021 Second Quarter Results	Page 12

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader’s convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under “other and intercompany eliminations.”

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala and El Salvador.

Exchange rates

	January - June		January - June		Second Quarter
	2021 EoP	2020 EoP	2021 average	2020 average	2021 average	2020 average
Colombian peso	3,756.67	3,758.91	3,684.27	3,746.19	3,728.28	3,820.34
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	621.92	583.49	618.24	577.49	620.53	577.29
Euro	0.84	0.89	0.83	0.91	0.83	0.90

Amounts provided in units of local currency per US dollar.

2021 Second Quarter Results	Page 13

DEFINITIONS OF TERMS AND DISCLOSURES

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

EoP equals End of Period.

Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

2021 Second Quarter Results	Page 14